[LOGO OMITTED]   Koor Industries Ltd.



KOOR INDUSTRIES LTD. ANNOUNCES THAT YUVAL COHEN JOINED TELRAD NETWORKS AS ACTIVE CHAIRMAN

TEL AVIV, Israel - October 31, 2004 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that the Board of Directors of Telrad Networks ("Telrad") appointed Mr. Yuval Cohen, Founder and Managing Partner, Fortissimo Capital as Chairman of the Board of Telrad. Mr. Cohen is replacing Mr. Jonathan Kolber who has served as Chairman of Telrad since February 2003.
Fortissimo Capital recently signed an agreement to acquire 39% of Telrad from Koor for $21 million. The first closing of the transaction is expected in the fourth quarter of 2004.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.


About Fortissimo Capital
Fortissimo Capital is a private equity fund investing in public and private technology companies at inflection points, contributing expertise with the substantial experience of its principals and its network of resources. Fortissimo is backed by 15 financial institutions including insurance companies, banks and pension funds.


About Telrad Networks
Telrad Networks is a provider of cutting-edge telecommunications solutions compliant with the highest standards in a wide range of areas. For the past 25 years the company has developed products for Nortel Networks and other leading telecom equipment manufacturers. Telrad Networks also markets and sells telecom solution products to emerging markets.


For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries -
Tel. +9723-9008-310
Fiona Darmon - Director of Corporate Communications, Koor Industries - Tel. +9723-9008-417


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.